UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 21 January 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors: C A Carolus (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , A R Hill ≠, R P Menell, D N Murray,
D M J Ncube, G M Wilson
† British, ≠ Canadian, # Ghanaian, ** Executive Director
Company Secretary: T L Harmse
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Mobile      +27 82 971 9238 (SA)
Mobile      +1 857 241 7127 (USA)
email         Willie.Jacobsz@
                 goldfields.co.za
Media Enquiries

Sven Lunsche
Tel           +27 11 562 9763
Mobile      +27 83 260 9279
email        Sven.Lunsche@
                 goldfields.co.za
MEDIA RELEASE
GOLD FIELDS TO BEAT GUIDANCE - PRODUCTION
UPDATE FOR QUARTER AND YEAR ENDED
31 DECEMBER 2013
Johannesburg, 21 January 2014: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) today announced that attributable
Group production for the December 2013 quarter (Q4 2013) is expected to be approximately 598,000 gold-equivalent ounces, which is 21%
higher than the 496,000 ounces achieved in the September 2013 quarter (Q3 2013). These results will include a maiden contribution of approximately 114,000 ounces for the December quarter from the newly acquired Yilgarn South assets in Western Australia.

Total cash costs for Q4 2013 is expected to be approximately
US$780/oz, which is marginally higher than the US$772/oz achieved in
Q3 2013, and notional cash expenditure (NCE) is expected to be approximately US$1,030/oz, 3% lower than the US$1,064/oz achieved in Q3 2013.

Attributable production for the full year 2013 is expected to be approximately 2,02 million ounces, with total cash cost of approximately
US$810/oz, and NCE of approximately US$1,150/oz.

The production and cost results expected for 2013 are significantly better than the original guidance of between 1.83 and 1.90 million ounces of production, at cash costs of US$860/oz and NCE of US$
1,360/oz, provided in February 2013, as well as the revised guidance of between 1.92 and 2.00 million ounces, at cash costs of US$830/oz and
NCE of US$1,240/oz, provided on 20 November 2013, after the
acquisition of the Yilgarn South assets.

Gold Fields’ results for the quarter and year ended 31 December 2013 will be published on Thursday, 13 February 2014.
Enquiries

Investors
Willie Jacobsz
Mobile: +27 82 971 9238 (SA)
Mobile: +1 857 241 7127 (USA)
email:
Willie.Jacobsz@goldfields.co.za
Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email:
Sven.Lunsche@goldfields.co.za

ends
Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South
Africa. In February 2013 Gold Fields unbundled its KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold. In October 2013 Gold Fields acquired Barrick's Granny Smith, Lawlers and Darlot Gold Mines in Western Australia.
Gold Fields subsequently has attributable gold-equivalent annual production of approximately 2.2 million ounces, Mineral Reserves of approximately 60 million ounces and Mineral Resources of approximately 158 million ounces. Gold Fields has a primary listing on the JSE
Limited, with secondary listings on the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the
Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 21 January 2014
By:             /s/ Nicholas J. Holland
Name:       Nicholas J. Holland
Title:         Chief Executive Officer